SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

This report on Form 6-K is incorporated by reference into the registration statement on Form F-4 (File No. 333-116323) of Embratel Participações S.A. and
Empresa Brasileira de Telecomunicações S.A. – Embratel

EMBRATEL PARTICIPAÇÕES S.A.
Joint Stock Corporation under Brazilian Law, registered as a Corporate Taxpayer with the
Ministry of Finance under No. CNPJ/MF 02.558.124/0001-12
NIRE 3330026237-7

MINUTES OF BOARD OF DIRECTORS MEETING
(free translation from Portuguese original)

Date, Time and Place: August 25th, 2004, at 4:15 P.M., at the Company’s registered offices, located at Rua Regente Feijó, No. 166/1687-B, in the downtown district of the City of Rio de Janeiro, State of Rio de Janeiro (RJ).

Call to Meeting and Members Present: The Members of the Board of Directors were duly called to the meeting and those participating were the Board Members signing below.

Agenda and Decisions: 1) Appointment of Executive Officer: In light of the resignations submitted by Mr. Norbert Glatt from the positions he held in the Company’s management, the Board Members unanimously decided to appoint Mr. Isaac Berensztejn, Brazilian citizen, married, engineer by profession, bearer of Identity Card No. 3.174.052 issued by the Rio de Janeiro Chapter of the Felix Pacheco Institute (IFP/RJ), registered as an individual income taxpayer with the Ministry of Finance under No. CPF/MF 332.872.367-68, resident and domiciled in this City and State of Rio de Janeiro, with commercial address at Avenida Presidente Vargas, No. 1012, 15th floor, Centro, to the positions of Economic-Financial Director (Chief Financial Officer – CFO) and Investor Relations Director, remaining in his positions to fill out the terms of office of three (3) years of his predecessor, which began April 19th, 2004, in accordance with the provisions of the Company Bylaws and applicable legislation. Mr. Isaac Berensztejn shall accumulate such functions with the position of Executive Vice-President until such time as Mr. José Formoso Martínez has complied with all the legal formalities with respect to Brazilian immigration and obtained the required documentation from the appropriate authorities, such that he may be appointed to the said position, as set out in the minutes of the Board of Directors meeting held July 23th, 2004, at 7:30 P.M. The Executive Officer hereby appointed submitted to the Company his signed Affidavit declaring that he is not impeded from holding his positions, for the purposes of Article 147, paragraphs 1 and 2 of the Brazilian Corporation Law (Law No. 6404/76). The Board Members expressed their gratitude for the dedication and professionalism demonstrated by Mr. Norbert Glatt in the performance of his functions. 2) Change of Independent Auditors. In the manner prescribed by the Brazilian Corporation Law, it is the responsibility of the Board of Directors to engage and dismiss the Company’s Independent Auditors. In this sense, in view of the operational advantages of the utilization by the Company of the same auditor engaged by the controlling shareholder, the Board of Directors has decided to engage Ernst & Young as the Independent Audit firm that, as from the third (3rd) quarter of 2004 (inclusive), will provide services to the Company, to replace Deloitte Touche Tohmatsu. There being no further business to attend to, these minutes were drawn up and signed by the Board Members participating at the meeting.

Rio de Janeiro, August 25th, 2004.

Signatures:

________________________________
Carlos Henrique Moreira - Chairman

________________________________
José Formoso Martínez - Vice-Chairman

_________________________________
Dilio Sergio Penedo

_________________________________
Maria Silvia Bastos Marques

_________________________________
Alberto de Orleans e Bragança

_________________________________
Joel Korn

_________________________________
Oscar Von Hauske Solis

_________________________________
Antonio Oscar de Carvalho Petersen Filho
Secretary-General

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2004

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.